Exhibit A

FOR IMMEDIATE RELEASE

Handleman Company Contacts: Thomas Braum, Sr. Vice President and CFO (248) 362-4400, Ext. 718 Greg Mize, Vice President Investor Relations (248) 362-4400, Ext. 211	Media Relations: David Bassett (248) 855-6777, Ext. 132 Fred Marx (248) 855-6777, Ext. 131

HANDLEMAN COMPANY REPORTS RESULTS

FOR FOURTH QUARTER AND FISCAL YEAR 2003

Troy, Michigan—June 10, 2003—Handleman Company (NYSE: HDL), www.handleman.com, today announced results for its fourth quarter and fiscal year ended May 3, 2003.

Sales for the fiscal year ended May 3, 2003 (“fiscal 2003”) were $1.35 billion, compared to $1.34 billion for the fiscal year ended April 27, 2002 (“fiscal 2002”). Net income for fiscal 2003 was $27.7 million or $1.06 per diluted share, down from $37.1 million or $1.39 per diluted share in fiscal 2002. Net income this year was reduced by charges resulting from the previously announced sale of Madacy Entertainment and the refocusing of Handleman Company’s online division. Last year’s net income was reduced by charges related to the closing of The itsy bitsy Entertainment Company unit (“TibECo”). Excluding these charges in both years would have resulted in record earnings in fiscal 2003 of $45.1 million, or $1.73 per diluted share, compared to $37.9 million, or $1.42 per diluted share in fiscal 2002.

For the fourth quarter this year, sales were $290.8 million, compared to $331.3 million for the fourth quarter last year. The decline this year was primarily due to lower new release and catalog fulfillment shipments to non-category managed stores, the closure of approximately 600 customer stores (of which the Company discontinued sales to approximately half in March 2002 and the remaining half in January 2003), and the sale of Madacy Entertainment which was effective during the Company’s fiscal 2003 third quarter. Net income for the fourth quarter this year was $8.9 million or $.35 per diluted share, compared to $12.1 million or $.45 per diluted share for the fourth quarter last year. The fourth quarter this year included non-recurring employee severance and consulting costs of $1.4 million, or $.03 per share.

Stephen Strome, the Company’s Chairman and CEO stated, “While we are disappointed with the lower sales and earnings reported in our fourth quarter, fiscal 2003 could be characterized as positive overall. During the year we continued to improve operating performance and build market share for our customers. In each of the major markets in which we operate, the United States, United Kingdom and

Canada, our customers increased their market share of music industry sales. This was achieved despite continued softness in the economy and declines in the music industry in each of these markets.”

Fiscal 2003

For fiscal 2003, Handleman Entertainment Resources (“H.E.R.”) had sales of $1.24 billion, up marginally from $1.22 billion last year. H.E.R.’s fiscal 2003 operating income (i.e., income before interest, income taxes and minority interest), was $54.9 million, compared to $65.2 million last year. The lower operating income this year was primarily due to lower sales and operating income in the Company’s U.S. operation and a $5.1 million charge to refocus the Company’s online division. This was partially offset by improved performance within the Company’s UK and Canadian operations.

North Coast Entertainment (“NCE”) had sales for fiscal 2003 of $129.4 million, compared to $142.0 million last year. The lower sales this year were due to the sale of Madacy Entertainment. Sales within the Anchor Bay Entertainment unit were up 14% this year from the prior year. In fiscal 2003, NCE incurred an operating loss of $19.3 million, compared to an operating loss of $12.3 million in fiscal 2002. The operating loss this year was due to a $28.0 million pretax charge during the third quarter resulting from the sale of Madacy Entertainment. The operating loss last year included a pretax asset impairment charge of $5.7 million related to the closing of TibECo. Excluding these charges, NCE operating income for fiscal year 2003 was $8.7 million, compared to an operating loss of $6.6 million last year.

The Company’s consolidated gross profit margin, as a percent of sales, was 21.5% for both fiscal 2003 and fiscal 2002. Consolidated selling, general and administrative (“SG&A”) expenses for fiscal 2003 were $219.3 million or 16.3% of sales, compared to $227.4 million or 17.0% of sales for fiscal 2002. The consolidated gross profit margin and SG&A expense for both periods reflect a reclassification of costs (associated with acquiring and preparing inventory for distribution) from SG&A expense to direct product costs. While this reclassification had no impact on earnings, it resulted in lowering the Company’s gross profit margin along with a corresponding reduction in SG&A expense by $10.8 million for fiscal 2003, and $10.9 million for fiscal 2002.

The effective income tax rate for fiscal 2003 was 25.6%, compared to 26.5% for fiscal 2002. The lower rates were primarily the result of sold and closed business units.

The following table reconciles GAAP net income and earnings per share for fiscal 2003 and 2002 with proforma net income and diluted earnings per share. The differences reflect the impact of charges noted in the first paragraph of this release; the sale of Madacy Entertainment, refocusing of the Company’s online division and closing of TibECo.

	Fiscal 2003		Fiscal 2002
	Net Income*	EPS	Net Income*	EPS
GAAP net income and EPS	$27,700	$1.06	$37,118	$1.39
Unusual items, net of taxes:
Sale of Madacy Entertainment	14,141	0.54	—	—
Refocus online division	3,293	0.13	—	—
TibECo asset adjustment	—	—	784	0.03

Proforma net income and EPS before unusual items	$45,134	$1.73	$37,902	$1.42

*	in thousands

During fiscal 2003, the Company repurchased 1,144,150 shares of its common stock at an average price of $11.86 per share. As of May 3, 2003, the Company had 25,659,432 shares outstanding. The Company has acquired 536,100 shares at an average price of $16.99 per share pursuant to its stock repurchase program announced in February 2003, under which up to 20% of then outstanding shares could be repurchased.

Fourth Quarter 2003

For the fourth quarter, H.E.R. had sales of $265.1 million, compared to $294.9 million for the fourth quarter last year. H.E.R. operating income was $9.2 million in this year’s fourth quarter, compared to $15.7 million for the same period last year. The lower sales and operating income were primarily due to declines within the H.E.R. U.S. operation, which resulted from lower new release and catalog fulfillment shipments to non-category managed stores and the closure of approximately 600 customer stores.

The Company’s NCE unit had sales for the fourth quarter this year of $25.6 million, compared to $40.9 million for the fourth quarter last year. NCE’s operating income for the fourth quarter of this year was $4.0 million compared to $1.0 million during the fourth quarter last year. The lower sales and higher operating income were due to the sale of Madacy Entertainment, which was effective during the Company’s fiscal 2003 third quarter.

The Company’s consolidated gross profit margin, as a percentage of sales, was 22.2% for the fourth quarter this year, compared to 21.8% for the fourth quarter last year. Consolidated SG&A expenses for the fourth quarter this year were $51.0 million or 17.5% of sales, compared to $55.3 million or 16.7% of sales for the same quarter last year. The consolidated gross profit margin and SG&A expense for both periods reflect a reclassification of costs (associated with acquiring and preparing inventory for distribution) from SG&A expense to direct product costs. While this reclassification had no impact on earnings, it resulted in lowering the Company’s gross profit margin along with a corresponding reduction in SG&A expense. The Company has reclassified these costs for each of the quarters in fiscal 2002 and for the first three quarters in fiscal 2003.

The effective income tax rate for the fourth quarter this year was 35.1%, compared to 28.3% for the same quarter last year. The rate in the fourth quarter last year reflected favorable tax benefits resulting from certain tax planning initiatives.

Outlook—Fiscal 2004

For fiscal 2004, the Company estimates that fully diluted earnings per share will improve in the mid to high single digits, in percentage terms, from fiscal 2003 results of $1.73 per share (after excluding impairment charges). However, sales and earnings during the Company’s first fiscal quarter, traditionally its weakest, are expected to be below the results achieved in the first quarter of fiscal 2003.

Handleman Company continues to invest in systems and processes to maintain its leadership position in the category management and distribution of music. These investments have allowed the Company to continuously shorten the supply chain to more quickly react to the consumer and our customers’ needs. This minimizes out-of-stock conditions, reduces customer returns, increases sales and improves our customers’ inventory productivity. However, one of the short-term results will be a reduction in customer inventories during our fiscal first quarter, which will result in lower sales. In addition, first quarter sales will also be impacted by fewer customers’ stores serviced and the sale of Madacy Entertainment. The Company expects however, that these investments will enable continued growth of current customers’ market share in the music industry, while assisting in attracting new customers. There are however, many factors that could affect these estimates throughout fiscal 2004, including the overall economy, the competitive nature of retail pricing and music industry sales.

* * * * * * * * * *

Call Notice

Handleman Company will host a conference call to discuss fourth quarter and fiscal year 2003 financial and operating results on Wednesday, June 11, 2003 at 2:00 p.m. (Eastern Time). To participate in the conference call (in listen mode only), please dial 800-442-9683 at least five minutes before the start of the conference call. In addition, Handleman Company will simulcast the conference call live via the Internet. The webcast can be accessed and will be available for 30 days on the investor relations page of Handleman Company’s web site, www.handleman.com. A telephone replay of the conference call will be available until Friday, June 13, 2003 at midnight by calling 800-642-1687 (PIN Number 860421).

About Handleman Company:

Handleman Company is comprised of two operating divisions: Handleman Entertainment Resources (H.E.R.) and North Coast Entertainment (NCE).

H.E.R. is a category manager and distributor of prerecorded music to mass merchants in the United States, United Kingdom, Canada, Mexico, Brazil and Argentina. As a category manager, H.E.R. manages a broad assortment of titles to optimize sales and inventory productivity in retail stores and provides direct-to-store shipments, marketing and in-store merchandising.

NCE’s Anchor Bay Entertainment unit is an independent home video label, which markets a vast collection of popular titles on DVD and VHS that range from children’s classics to exercise to suspense and horror.

* * * * * * * * * *

Information in this press release contains forward-looking statements, which are not historical facts and involve risk and uncertainties. Actual results, events and performance could differ materially from those contemplated by these forward-looking statements, including without limitation, conditions in the music industry, business with Kmart following its emergence from Chapter 11 proceedings, ability to enter into profitable agreements with customers in the new businesses outlined in the Company’s strategic growth plan, securing funding or providing sufficient cash required to build and grow new businesses, customer requirements, continuation of satisfactory relationships with existing customers and suppliers, effects of electronic commerce, relationships with the Company’s lenders, pricing and competitive pressures, the occurrence of catastrophic events or acts of terrorism, certain global and regional economic conditions, and other factors discussed in this press release and those detailed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.

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CONSOLIDATED STATEMENT OF INCOME

(amounts in thousands, except per share data)

	Three Months Ended		Year Ended
	May 3, 2003 (13 weeks)	April 27, 2002 (13 weeks)	May 3, 2003 (53 weeks)	April 27, 2002 (52 weeks)
Revenues	$290,830	$331,275	$1,348,280	$1,337,516
Costs and expenses
Direct product costs	226,318	258,987	1,058,876	1,050,449
Selling, general and administrative expenses	50,972	55,254	219,271	227,403
Impairment of subsidiary assets	—	—	33,100	5,693
Interest (income)/expense, net	(256)	682	290	4,183

Income before income taxes and minority interest	13,796	16,352	36,743	49,788
Income tax expense	(4,847)	(4,625)	(9,409)	(13,217)
Minority interest	—	415	366	547

Net income	$8,949	$12,142	$27,700	$37,118

Net income per share
Basic	$.35	$.46	$1.06	$1.39

Diluted	$.35	$.45	$1.06	$1.39

Weighted average number of shares outstanding
Basic	25,715	26,610	26,046	26,656

Diluted	25,827	26,700	26,046	26,763

ADDITIONAL INFORMATION (amounts in thousands):
EBITDA *	$23,046	$29,016	$110,688	$103,069
Additions to property and equipment	$5,180	$5,209	$16,804	$31,486
License advances and acquired rights	$2,748	$4,507	$16,990	$18,915
Depreciation expense	$3,585	$5,152	$17,614	$19,487
Amortization expense	—	$489	$135	$5,483
Recoupment of license advances	$5,921	$5,926	$22,440	$17,888

*	EBITDA is computed as net income plus: net interest (income)/expense; income tax expense; depreciation expense; recoupment of license advances; amortization expense; and charges for the impairment of subsidiary assets.

CONSOLIDATED CONDENSED BALANCE SHEET

(amounts in thousands)

	May 3, 2003	April 27, 2002
Assets
Cash and cash equivalents	$62,698	$20,254
Accounts receivable, less allowance for gross profit impact of estimated future returns of $12,759 at May 3, 2003 and $14,067 at April 27, 2002	221,081	274,490
Merchandise inventories	104,198	126,145
Other current assets	16,413	22,441

Total current assets	404,390	443,330
Property and equipment, net of depreciation and amortization	55,733	67,707
Other assets	67,167	94,466

Total assets	$527,290	$605,503

Liabilities
Accounts payable	$159,747	$206,180
Debt, current portion	3,571	3,571
Other current liabilities	39,936	39,054

Total current liabilities	203,254	248,805
Debt, non-current	3,571	53,749
Other liabilities	8,930	13,331
Shareholders’ equity	311,535	289,618

Total liabilities and shareholders’ equity	$527,290	$605,503